May 25, 2007

Via EDGAR and U.S. Mail
Pamela A. Long
Edward M. Kelly
Division of Corporation Finance
United States Securities and Exchange Commission
100 F St., N.E.
Washington, D.C. 20549

Re:	China Clean Energy Inc.
Registration Statement on Form SB-2 and Pre-effective Amendment 1
Filed January 22, 2007 and March 13, 2007
File No. 333-140132
Annual Report on Form 1 0-KSB for the fiscal year ended December 31, 2006
Filed March 13, 2007
File No. 333-126900

Dear Ms. Long and Mr. Kelly:

On behalf of China Clean Energy, Inc. (the “Company”), we are submitting responses to the comments on the Company’s Registration Statement on Form SB-2 and Pre-effective Amendment 1, filed January 22, 2007 and March 13, 2007 (the “SB-2”) and the Company’s Annual Report on Form 10-KSB for the fiscal year ended December 31, 2006, filed March 13, 2007 (the “10-KSB”) set forth in the letter from the staff (“Staff”) of the Securities and Exchange Commission dated April 25, 2007. In this letter, the Company has reproduced your comments in italics typeface and has made its responses in normal typeface. We respectfully request that the Staff provide any further comments at its earliest convenience.

Registration Statement’s Facing Page

1.	Please identify a natural person resident in the United States as agent for service.

Response: We have revised the Registration Statement’s Facing Page to comply with your comment.

2.
Since China Clean Energy Inc. or CCE is relying on Rule 415 of Regulation C under the Securities Act for the securities being offered by the selling stockholders, add and check the applicable box. See telephone interpretation 36 in section D of our July 1996 “Manual of Publicly Available Telephone Interpretations” that is available on the Commissions website at http://www.sec.gov.

Response: We have revised the Registration Statement’s Facing Page to comply with your comment.

Ms. Pamela A. Long
Mr. Edward M. Kelly
May 25, 2007

Risk Factors, page 4

3.	Include in each risk factor’s discussion information necessary to assess the risk, including its magnitude. For example:

•
The first risk factor states that CCE has had a limited operating history as a manufacturer and distributor of biodiesel. Clarify that CCE began producing biodiesel in 2005 and selling biodiesel commercially in December 2005. We note the disclosure on page 25.

Response: We have revised the risk factor to comply with your comment.

•
The fourth risk factor states that CCE will require additional capital to continue to expand its business beyond the initial phase. Quantify the known or estimated amount of additional capital that CCE will require to continue to expand its business beyond the initial phase. We note the disclosure on page 21 that the new biodiesel facility in the Fujian Province will cost approximately $15 million. We note also the disclosure in the current report on Form 8-K dated February 21, 2007 and filed February 27, 2007 that CCE will require $6 million and $5 million for the third and fourth refineries.

Response: We have revised the risk factor to comply with your comment.

•
The fifth risk factor states that nine feedstock suppliers collectively provide CCE 92% of its feedstock. Clarify whether CCE is materially dependent on any supplier and whether CCE has any agreement with a supplier. If CCE has any agreement with a supplier, advise what consideration CCE has given to filing the agreement as an exhibit to the registration statement. See Item 601(b)(10) of Regulation S-B.

Response: We have revised the risk factor to comply with your comment. We are filing material supplier agreements as exhibits to the SB-2.

•
The twenty-first risk factor states that much of CCE’s revenue is obtained from sales in the People’s Republic of China. Quantify the amount of CCE’s revenue attributable to sales in the People’s Republic of China during the periods presented in the financial statements.

Ms. Pamela A. Long
Mr. Edward M. Kelly
May 25, 2007

Response: We have revised the risk factor to comply with your comment.

•
The thirty-ninth risk factor states that the market for CCE s common stock is characterized by significant price volatility. Quantify the high and low bid prices for CCE’s common stock during the past 52 week period.

Response: We have revised the risk factor to comply with your comment.

4.
Since Hurley Exploration Inc. was a reporting company before the share exchange transaction on October 24, 2006, the statement on page 10 that CCE became subject to reporting and other obligations under the Exchange Act on October 24, 2006 appears to be inaccurate. Please revise.

Response: We have revised the risk factor to comply with your comment.

5.
Since CCE is a penny stock issuer, statements in the thirty-fifth risk factor on page 16 such as CCE’s common stock “may be deemed” a penny stock, CCE’s common stock “may be subject” to the penny stock rules, and “If our securities are subject” to the penny stock rules are imprecise. Please revise to make clear that CCE is a penny stock issuer and that its common stock is subject to the penny stock rules.

Response: We have revised the risk factor to comply with your comment.

Forward-Looking Statements, page 18

6.
Since CCE is a penny stock issuer, CCE is ineligible to rely on the safe harbor provision for forward-looking statements. section 27A(b)(1)(C) of the Securities Act and section 21 E(b)(1)(C) of the Exchange Act. Delete the phrase “within the meaning of the Private Securities Litigation Reform Act of 1995.” Alternatively, state explicitly that CCE is ineligible to rely on the safe harbor provision for forward-looking statements because it is a penny stock issuer.

Response: We have revised the Forward-Looking Statements section on page 18 to comply with your comment.

Ms. Pamela A. Long
Mr. Edward M. Kelly
May 25, 2007

7.
We note the statement “we cannot assure you of the accuracy or completeness of the data included in the prospectus.” Please revise to remove the implication that CCE is disclaiming responsibility for information that it has chosen to include in the prospectus.

Response: We have removed the language to comply with your comment.

Liquidity and Capital Resources, page 21

8.	Please include a comprehensive discussion of your sources and uses of cash. Reference Release No. 33-8350.

Response: We have revised the Liquidity and Capital Resources discussion to comply with your comment.

Business, page 25

9.	Disclosure in the fifth risk factor on page 6 states that nine feedstock suppliers provide CCE approximately 92% of its feedstock. Identify CCE’s principal suppliers. Item 101(b)(5) of Regulation S-B.

Response: We have revised the Business discussion to comply with your comment.

10.
If material, disclose the amount spent during each of the last two fiscal years on research and development activities, and, if applicable, the extent to which the cost of those activities arc borne directly by customers. Sc. Item l01(b)10) of Regulation S-B.

Response: We have revised the Business discussion to comply with your comment.

Biodiesel Benefits, page 27

11.
Ensure that the disclosure relating to biodiesel benefits is balanced by including a discussion of material concerns about its use. Concerns may include, for example, potential oxidation, microbial growth, and changes in performance characteristics in vehicles and when stored in underground over a period of time without use. We note the link on CCE’s website to that of the Diesel Technology Forum where those concerns and other performance implications of using biodiesel are mentioned.

Ms. Pamela A. Long
Mr. Edward M. Kelly
May 25, 2007

Response: We have revised the section to discuss material concerns about the use of biodiesel to comply with your comment.

Regulation, page 34

12.	If material, disclose the costs of compliance with environmental laws. See Item l01(b)(ll) of Regulation S-B.

Response: After consideration, we have determined that the costs of compliance with environmental laws is not material.

Property, page 34

13.
Disclosure states that CCE entered into an office rental agreement on February 28, 2007. Advise what consideration CCE has given to filing the agreement as an exhibit to the registration statement. See Item 601(b)(10) of Regulation S-B.

Response: After consideration, we have concluded that the office rental agreement is not a material agreement, thus we have not filed the agreement exhibit to our registration statement.

Board Committees, page 37

14.
Disclosure states that CCE intends to establish an audit committee and a compensation committee. Indicate CCE’s known or anticipated schedule for establishing the committees. If CCE establishes the committees before the registration statement’s effectiveness, disclose the names of the committees’ members.

Response: We have revised the section to disclose that the board committees will be established by the end of 2007.

Certain Relationships and Related Transactions, page 38

15.	Indicate whether CCE believes that each transaction disclosed in this section was on terms no less favorable to CCE than could have been obtained from an unaffiliated party.

Response: We have revised the Certain Relationships and Related Transactions section to comply with your comment.

Ms. Pamela A. Long
Mr. Edward M. Kelly
May 25, 2007

Selling Stockholders, page 39

16.
The first paragraph makes cross reference to “Description of the Transactions.” We are unable to locate a section with that heading in the prospectus. Please revise. Alternatively, describe briefly here how each selling stockholder acquired the securities being offered for resale. We note the disclosure on page 3.

Response: We have revised the Selling Stockholders section to describe how each selling stockholder acquired the securities being offered for resale.

17.
As applicable, expand the disclosure to include all compensation fees paid or payable under financing agreements with selling stockholders. We note the disclosure that Westminster Securities Corporation served as a financial consultant to CCE in the October 2006 and November 2006 private placements.

Response: We have revised the Selling Stockholders section to comply with your comment.

18.	Describe briefly any continuing relationship of CCE with each selling stockholder.

Response: We have revised the Selling Stockholders section to comply with your comment.

19.	Consider adding disclosure that the term selling stockholders includes them and their transferees, pledgees, donees, or their successors.

Response: We have revised the Selling Stockholders section to comply with your comment.

20.	State that CCE will file a prospectus supplement to name successors to any named selling stockholders who are able to use this prospectus to resell the securities.

Response: We have revised the Selling Stockholders section to comply with your comment.

Lock-up Agreements, page 42

21.
Confirm that there are no agreements or understandings between CCE and any of the persons subject to the lock-up provisions to permit those persons o resell their shares before the lock-up period’s expiration. Also describe briefly the factors that CCE would consider in determining whether to consent to the sale of shares by those persons before the lock-up period’s expiration. We note that 100% of the shares beneficially owned by those persons are included in the selling stockholders’ table.

Ms. Pamela A. Long
Mr. Edward M. Kelly
May 25, 2007

Response: We have revised the Lock-up Agreements section to state that there are no agreements or understandings between CCE and any of the persons subject to the lock-up provisions to permit those persons o resell their shares before the lock-up period’s expiration and to disclose that we will not consent under any circumstances to the sale of shares by those persons before the lock-up period’s expiration.

Indemnification of Directors and Officers, page 42

22.	Indicate in the last paragraph whether CCE has insurance on behalf of any director, officer, employee, or other agent for liability arising out of his actions.

Response: We have revised the Indemnification of Directors and Officers section to disclose that we carry no insurance on behalf of any director, officer, employee, or other agent for liability arising out of his actions.

Plan of Distribution, page 44

23.
We note the statement regarding prospectus supplements. Please revise to state that you will file a prospectus supplement if a selling stockholder enters into an arrangement with a broker-dealer for sale of the common stock being registered.

Response: We have revised the Plan of Distribution section to comply with your comment.

Experts, page 46

24.	Revise the disclosure to indicate that Michael T. Studer CPA P.C. audited the financial statements as of December 31, 2006.

Response: We have revised the Experts section to comply with your comment.

Note 2. Summary of Significant Accounting Polices,
Stock-Based Compensation, page F-b

25.	Revise to include a comprehensive discussion explaining how you determined the value of the common stock shares you issued for services.

Ms. Pamela A. Long
Mr. Edward M. Kelly
May 25, 2007

Response: We have revised Note 2 to comply with your comment.

26.
We note from your disclosure on page 39 that you have granted 100,000 shares of restricted stock to Gary Zhao. Please revise your disclosure to include a discussion of how you are accounting for these shares. Reference FAS 123(R).

Response: We have revised Note 2 to comply with your comment. Due to the stock’s relatively small portion (i.e. $10,000) of the total compensation (i.e. $85,000) included in the Compensation Agreement and due to the relatively minor effect on net income, we expensed the entire $10,000 fair value of the stock in 2006.

Note 9. Income Taxes, page F-13

27.	Please revise your disclosure to include:

•	A description of the nature of your “Other receivable- refundable taxes” balance.

Response: We have revised the description of the other receivable asset on the consolidated balance sheet to read “Other receivable - refundable value added taxes”.

•	A more comprehensive discussion of why you have concluded that it is not practicable to determine the amount of your unrecognized deferred United States income tax liability.

Response: We have revised Note 9 to explain why it is not practicable to determine the amount of our unrecognized United States income tax liability relating to undistributed earnings of Fujian Zhongde.

Note 10. Segment Information, page F-14

28.
Please provide us a comprehensive discussion regarding what consideration you have given to whether your biodiesel and specialty chemical operations constitute two separate reporting segments. In this regard, we note that these products arc separately manufactured and appear to serve separate markets. Reference FAS 131.

Response: FAS 131 states “Operating segments are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance” and “this Statement does not require an enterprise to report information that is not prepared for internal use if reporting it would be impractical”.

Ms. Pamela A. Long
Mr. Edward M. Kelly
May 25, 2007

Both our biodiesel and specialty chemical operations are operated by Fujian Zhongde. Separate financial information for the two operations evaluated regularly by the chief operating decision maker is not available.

We have revised Note 10 to disclose the net sales of the two product lines identified.

Note 11. Commitments and Contingencies, page F-14

29.
We note that you have a registration rights agreement related to your common stock issued in October and November 2006. Please disclose how you have considered EITF 05-4 and clarify which view presented in Issue Summary No. I for the June 15-16, 2005 Meeting you have adopted. In addition, please include a comprehensive discussion of how you considered FASB Staff Position No. EITF 00-19-2 in determining whether this arrangement should be separately recognized and measured in accordance with FAS 5.

Response: Regarding EITF 05-4, we have adopted the view that the registration rights agreement does not meet the definition of a derivative (as defined in FAS 133) and that the registration rights agreement is embedded in and not detachable from the financial instrument to which it pertains. We do not believe that EITF 00-19 is applicable since paragraph 3 of EITF 00-19 states “This issue applies only to freestanding derivative financial instruments (for example, forward contracts, options, and warrants)” and “This issue does not address the accounting for either the derivative component or the financial instrument when the derivative component is embedded in and not detachable from the financial instrument”. Regarding FAS 5, we do not believe that loss accrual at December 31, 2006 or at March 31, 2007 is required since it was not “probable” at that date that a liability had been incurred.

30.
We note your statement that you are obligated to pay “default damages” for each month in default up to the one year anniversary of the closings of your stock subscriptions. This language is not consistent with your disclosures on page 15. Please revise as appropriate and ensure that your disclosures are consistent with the language Contained in section 5 of your subscription agreement.

Response: We have revised Note 11 to comply with your comment.

Recent Sales of Unregistered Securities, page 11-2

Ms. Pamela A. Long
Mr. Edward M. Kelly
May 25, 2007

31.
For the shares of common stock issued to Yongfu Zhu, Olivia Hs.n-Yu Chao, Fred Chang, Liuyi Zhang, Zuyuan Zheng, Avenndi, LLC, and Westminster Securities Corporation on October 24, 2006 and for the shares of common sock issued to five individuals on January 25, 2007, state the value of the shares issued. See Item 70 1(c) of Regulation S-B.

Response: We have revised the Recent Sales of Unregistered Securities section to comply with your comment.

32.	For the shares of common stock issued on January 25, 2007, identify the persons or class of persons to whom CCE sold the securities. Item 70 1(b) of Regulation S-B.

Response: We have revised the Recent Sales of Unregistered Securities section to comply with your comment.

33.
For each transaction where CCE relied upon the exemption under section 4(2) of the Securities Act, state specifically whether the purchasers were accredited or sophisticated investors. If the latter, outline the access to information given to them. See Item 70 1(d) of Regulation S-B.

Response: We have revised the section to disclose that all offerees in each transaction exempt under Section 4(2) was an “accredited investor”.

Undertakings, page 11-6

34.	Include the second paragraph of the undertaking required by Item 512(e) of Regulation SB under paragraph 5. Also include the undertaking required by Item 5 12(g)(2) of Regulation S-B.

Response: We have revised the Undertakings section to comply with your comment.

35.	Since Rule 430A under the Securities Act is inapplicable to this offering, please delete the undertakings under paragraphs 6 and 7.

Response: We have revised the Undertakings section to comply with your comment.

Ms. Pamela A. Long
Mr. Edward M. Kelly
May 25, 2007

36.
Disclosure states that the share exchange agreement is incorporated by reference to exhibit 2.1 to the current report on Form 8-K filed on October 30 2006. We are unable to locate the exhibit in the 8-K. Please revise or advise.

Response: We are filing the share exchange agreement as Exhibit 10. to the SB-2.

Exhibit 10.9

37.
Absent an order granting confidential treatment, Item 601(b)(10) of Regulation S-B requires the filing of material contracts, including attachments, in their entirety. Attachments include, for example, annexes, appendices, exhibits, and schedules. Since you did not file exhibit C and exhibit A appears incomplete, please refile the exhibit in its entirety.

Response: We have refilled Exhibit 10.9 to the SB-2 in its entirety.

1O-KSB

Controls and Procedures, page 49

38.
We note your disclosure that your chief executive officer and chief financial officer concluded that your disclosure controls and procedures were effective to ensure that information required to be disclosed in your report is accumulated and communicated to management to allow timely decisions. Please confirm to us, and revise future filings to clarify, if true, that your officers concluded that your disclosure controls and procedures were also effective to ensure that information required to be disclosed in reports filed under the Exchange Act is recorded, processed, summarized, and reported as and when required. Alternatively, in future filings you may simply conclude that your disclosure controls and procedures are effective or ineffective, whichever the case may be, without providing any part of the definition. See Rule 13a-15(e) under the Exchange Act.

Response: Our officers have concluded that our disclosure controls and procedures were effective to ensure that information required to be disclosed in reports filed under the Exchange Act is recorded, processed, summarized, and reported as and when required. We will revise future filings to clarify this conclusion.

39.
We note the statement that ‘A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.” Please revise future filings to state clearly, if true, that CCE’s disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that its principal executive officer and principal financial officer concluded that its disclosure controls and procedures are effective at that reasonable assurance level. Alternatively, remove the reference to the level of assurance of CCE’s disclosure controls and procedures. See section II.F.4. of Release No. 34-47986 that is available on the Commission’s website at http://www.sec.gov.

Ms. Pamela A. Long
Mr. Edward M. Kelly
May 25, 2007

Response: In future filings we shall remove the reference to the level of assurance of our disclosure controls and procedures.

Exhibits 31.1 and 31.2

40.
We note that your certifications include language in the introductory paragraph of the fourth item referring to “internal control over financial reporting.” Given the lack of a formal report from management assessing the effectiveness of the internal control over financial reporting and the lack of a report from your auditors expressing an opinion on management’s assessment of the effectiveness of internal control over financial reporting, we assume that you have unintentionally included this language in your certifications. Please confirm our understanding, if true, and revise future filings to remove this language until such time as you comply with Item 308 of Regulation S-B.

Response: Your understanding is accurate. We will revise future filings to remove this language until such time as we comply with Item 308 of Regulation S-B.

Other

41.
Disclose in future filings whether CCE has adopted a code of ethics that applies to its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. If CCE has not adopted a code of ethics, explain why it has not done so. See Item 406(a) of Regulation S-B.

Response: We will disclose in our future filings whether we have adopted a code of ethics that applies to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions.

Ms. Pamela A. Long
Mr. Edward M. Kelly
May 25, 2007

Should you or your Staff have any questions concerning the enclosed materials, please contact me at (713) 547-2236, or Harvey Kesner at (212) 659-4973 .

Very truly yours, /s/ Lannas J. Barfield Lannas J. Barfield

cc:	Tai-ming Ou
Gary Zhao
Harvey J. Kesner